Exhibit 99.5

 VOTING INSTRUCTION FORM CELESTICA INC. SEE VOTING INSTRUCTIONS ON REVERSE WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1400474-7491 MEETING TYPE: ANNUAL MEETING MEETING DATE: THURSDAY, APRIL 21, 2011 AT 10:00 A.M. EDT RECORD DATE: FOR HOLDERS AS OF MARCH 11, 2011 PROXY DEPOSIT DATE: APRIL 19, 2011 ACCOUNT NUMBER: CUSIP: 15101Q108 CUID: P08580 E CONTROL NO. : APPOINTEE(S) ROBERT L CRANDALL, CRAIG H. MUHLHAUSER IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW. 1 ELECTION OF DIRECTORS (FILL IN ONLY ONE BOX "" PER NOMINEE IN BLUE OR BLACK INK) VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS FOR RITHROLD 01-ROBERT L CRANDALL 02-DAN DIMAGGIO 03-WIWAM A. ETHERINGTON 04-LAURETTE KOELLNER 05-CRAIG H. MUHLHAUSER 06-EAMON J. RYAN 07-GERALD W. SCHWARTZ (FILL IN ONLY ONE BOX "" PER ITEM IN BLUE OR BLACK INK) 2 *- APPOINTMENT OF KPMG LLP AS AUDITOR AND AUTHORIZATION OF THE ----->>> BOARD OF DIRECTORS OF CELESTICA INC. TO FIX THE REMUNERATION OF THE AUDITOR. *NOTE* THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. *NOTE* THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR. UNDER SECURITIES REGULATIONS, SECURITYHOLDERS MAY ELECT ANNUALLY TO RECEIVE THE ANNUAL,INTERIM FINANCIAL STATEMENTS OR BOTH INCLUDING RELEVANT MD&A BY MAIL INDICATE YOUR PREFERENCE IN THE APPROPRIATE BOX(S) PROVIDED. TELEPHONE VOTE AT 1-800-474-7493 OR INTERNET VOTE AT WWW.PROXVVOTE.COM

In this voting instruction form, you and your refer to a beneficial holder of the securities listed on the other side of this form. You are a beneficial holder because we hold the securities in an account for you. We, us, and our refer to the intermediary or financial institution where you have an account. A meeting is being held for holders of the securities listed on the other side of this form. Please be advised that you are receiving this voting instruction form and meeting materials, at the direction of the issuer. Even if you have declined to receive securityholder materials, a reporting issuer is entitled to deliver these materials to you. If you have objected to the disclosure of your beneficial ownership information to the reporting issuer, it is our responsibility to deliver these materials to you on behalf of the reporting issuer. These materials are being sent at no cost to you, in the language you requested if available. When you give us your voting instructions, you acknowledge that: you are the beneficial holder; you are authorized to provide these voting instructions; and you have read the instructions on this form. We cannot vote for you if we do not receive your voting instructions. Unless you attend the meeting and vote in person, we will vote on your behalf according to the voting instructions you provide. Please write any comments on a separate sheet and send them by mail with your voting instructions. Please include your 12-digit control number, which you will find on the other side of this form. If the items listed in the information circular are different from the items listed on the other side of this form, the information circular will be considered correct. Do not present this voting instruction form at the meeting. Please read the following instructions, complete, sign and return your voting instruction form by mail, or submit your vote on the Internet or by telephone (if available). About Voting. A meeting is being held for holders of the securities listed on the other side of this form. As a beneficial holder of the securities, you have the right to vote on the items being covered at the meeting, which are described in the information circular. Please read the information circular carefully and take note of any relevant proxy deposit date. If you have any questions, please contact the person who services your account. Your vote is important. If you do not plan to attend the meeting and vote in person, please give us your voting instructions right away. We will vote on your behalf according to the voting instructions you provide. We cannot vote for you if we do not receive your voting instructions. If you do not specify how you want your securities voted, they will be voted as recommended in the information circular. Submitting your voting instructions. Use this form to send us your voting instructions by mail. You may also be able to give us your voting instructions by telephone or on the Internet. If these options are available to you, they are noted on the other side of this form. If you use the telephone or Internet to vote, you will be considered to have signed and dated this form. Your voting instructions will be recorded when they are received. You cannot vote on the telephone or Internet on the day of the meeting. To ensure that your vote is received in sufficient time to be processed, please ensure that the Voting Instruction Form is returned for processing or voted online at least one business day prior to the stated proxy deposit date noted on the other side of this form. Voting instructions received on the proxy deposit date may not be included in the final vote tabulation. On the Internet (if available). Go to www.proxyvote.com and follow the instructions. You will need your 12-digit control number, which you will find on the other side of this form. When you vote on the Internet, the voting recommendations in the information circular also appear on the electronic ballot. By telephone (if available). Call 1-800-474-7493 (English) or 1-800-474-7501 (French). You will need your 12-digit control number, which you will find on the other side of this form. If a recommendation has not been made on an item, you must vote on each item separately. Choose option 2 when the telephone voting system prompts you. By mail. Complete, sign and date the other side of this form. Fold in half, do not detach and return it in the envelope provided. If you do not have the envelope, send the form to: PROXY TABULATION P.O. BOX 2800 STN LCD MALTON MISSISSAUGA, ON L5T 2T8 To attend the meeting as an Appointee. If you want to attend the meeting, or designate another person to attend the meeting in your place, you may do so in one of the following ways: write your name, or the name of your designate, on the "Appointee" line on the other side of this form, sign and date the form, and send it by mail, or go to the Internet site noted (if available) and insert the name in the "Appointee" section on the electronic ballot. You cannot use the telephone voting service if you want to appoint yourself to vote in person at the meeting or appoint someone else to attend the meeting for you. When you write your name or the name of your designate on the "Appointee" line, you or your designate will have the right to attend the meeting and vote in person. We will execute and deliver a form of proxy to the issuer on your behalf. You, or your designate, must attend the meeting for your vote to be counted. When you or your designate arrive at the meeting, please register with the scrutineer. If you have any questions, please contact the person who services your account. Disclosure of Information - Electing to Receive Financial Statements. By electing to receive the financial statements, your name and address may be provided to the issuer (or its agent) for mailing purposes. E1010R7